UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IDT Corporation

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

448947309

(CUSIP Number)

Charles Y. Tanabe, Esq.
Senior Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO  80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448947309

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,483,089

	8.	Shared Voting Power See Item 5(b) of this Second Amendment.

	9.	Sole Dispositive Power 13,483,089

	10.	Shared Dispositive Power See Item 5(b) of this Second Amendment.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,483,089

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11)(1) 24.5%

14.	Type of Reporting Person (See Instructions) CO

(1)  As of December 10, 2003, the Issuer had outstanding (excluding treasury shares) 22,067,468 shares of Common Stock, par value $0.01 per share (“Common Stock”), 9,816,988 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and 51,814,470 shares of Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), as reported in its Amendment No. 1 to its Form 10-Q for the fiscal quarter ended October 31, 2003, filed with the Commission on February 10, 2004.  In addition, pursuant to the mergers and share exchange transaction described in Item 3 of this Second Amendment, the Issuer issued an aggregate of 3,222,786 shares of Class B Common Stock.  Each share of Common Stock is entitled to one vote per share, each share of Class A Common Stock is entitled to three votes per share, and each share of Class B Common Stock is entitled to one-tenth of one vote per share.  Accordingly, the Reporting Person’s beneficial ownership has increased from approximately 21.7% to approximately 24.5% of the outstanding Class B Common Stock, from approximately 12.8% to approximately 15.51% of the Issuer’s outstanding common equity, and from approximately 1.8% to approximately 2.36% of the Issuer’s outstanding voting power.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

IDT Corporation

Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), originally filed a Statement on Schedule 13D (the “Original Statement”) on June 16, 2000, with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of IDT Corporation, a Delaware corporation (“IDT” or the “Issuer”).  The Reporting Person filed Amendment No. 1 to the Original Statement on November 8, 2001 (the “First Amendment,” and together with the Original Statement, the “Statement”), in which it reported that it had exchanged all of its shares of Common Stock for shares of IDT Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), and had acquired additional shares of Class B Common Stock.  The Reporting Person is filing this Amendment No. 2 to the Statement (“Second Amendment”) to report its acquisition of additional shares of Class B Common Stock.

Item 1.	Security and Issuer
The first sentence of Item I is hereby deleted and replaced with the following:
This Statement relates to the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person.
Item 2.	Identity and Background
Item 2 is hereby supplemented and amended to include the following:

The Reporting Person beneficially owns shares of Class B Common Stock directly, and indirectly through the following subsidiaries:  (i) Liberty IDTC, Inc., a Delaware corporation and a majority owned subsidiary (“Liberty IDTC”), (ii) Liberty IDTel, Inc., a Delaware corporation and wholly owned subsidiary (“Liberty IDTel”), (iii) Liberty TP Management, Inc., a Delaware corporation and wholly owned subsidiary (“Liberty TPM”) and (iv) Microwave Holdings, L.L.C., a Delaware limited liability company and wholly owned subsidiary (“Microwave Holdings”).

The Reporting Person is a holding company, which, through its ownership of interests in subsidiaries and affiliates, is primarily engaged in (i) electronic retailing, (ii) international cable television distribution, telephony and programming, and (iii) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software.  In addition, companies in which the Reporting Person owns interests are engaged in, among other things, (i) interactive commerce via the Internet, television and telephone, (ii) domestic cable and satellite broadband distribution services, and (iii) wireless domestic telephony and other technology ventures.  The Reporting Person, through its subsidiaries and affiliated companies, operates in the United States, Europe, South America and Asia.

Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.  To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.  During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented to include the following:

The Reporting Person acquired beneficial ownership of 2,753,674 shares of Class B Common Stock pursuant to the Agreement and Plan of Merger, dated as of February 10, 2004, among Liberty, IDT and certain of their subsidiaries (the “Merger Agreement”).  Pursuant to the Merger Agreement, on March 3, 2004 (the “Closing Date”), three wholly owned subsidiaries of Liberty, each of which subsidiary’s sole assets were shares of the capital stock of a privately held subsidiary of IDT, were merged into a newly formed subsidiary of IDT, in exchange for an aggregate of 2,753,674 shares of Class B Common Stock, which were issued to the stockholders of the three merged subsidiaries, as follows:  676,890 shares were issued to Liberty TPM, 2,030,669 shares were issued to Microwave Holdings, and 46,117 shares were issued to Liberty.

The Reporting Person acquired beneficial ownership of 469,110 shares of Class B Common Stock pursuant to the Stock Exchange Agreement, dated as of February 10, 2004, between Liberty IDTel and IDT (the “Exchange Agreement”).  Pursuant to the Exchange Agreement, on the Closing Date Liberty IDTel exchanged its shares of preferred stock of a privately held subsidiary of IDT for 469,110 shares of Class B Common Stock.

The foregoing description of the Merger Agreement and the Exchange Agreement is qualified in its entirety by reference to the full text of each such document, copies of which are filed as Exhibits to this Second Amendment, and are incorporated herein by reference.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented to include the following:

On March 3, 2004, the Reporting Person acquired beneficial ownership of an aggregate of 3,222,786 shares of Class B Common Stock for investment purposes pursuant to the Merger Agreement and Exchange Agreement described in Item 3 of this Second Amendment, which description is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5(a) is hereby deleted and replaced in its entirety with the following:

(a)           As of the date hereof, the Reporting Person beneficially owns 13,483,089 shares of Class B Common Stock.  As of December 10, 2003, the Issuer had outstanding (excluding treasury shares) 22,067,468 shares of Common Stock, 9,816,988 shares of Class A Common Stock, and 51,814,470 shares of Class B Common Stock, as reported in its Amendment No. 1 to its Form 10-Q for the fiscal quarter ended October 31, 2003, filed with the Commission on February 10, 2004.  In addition, pursuant to the Merger Agreement and the Exchange Agreement described in Item 3 of this Second Amendment, the Reporting Person was issued an aggregate of 3,222,786 shares of Class B Common Stock, consisting of 861,135 newly issued shares and 2,361,651 treasury shares of the Issuer.  Each share of Common Stock is entitled to one vote per share, each share of Class A Common Stock is entitled to three votes per share, and each share of Class B Common Stock is entitled to one-tenth of one vote per share.  Accordingly, the Reporting Person’s beneficial ownership has increased from approximately 21.7% to approximately 24.5% of the outstanding Class B Common Stock, from approximately 12.8% to approximately 15.51% of the Issuer’s outstanding common equity, and from approximately 1.8% to approximately 2.36% of the Issuer’s outstanding voting power.

The Malone Family Foundation, a charitable foundation of which Dr. John C. Malone, Chairman of the Board of the Reporting Person, is a director, holds 170,000 shares of Common Stock, representing less than 1% of the issued and outstanding shares of Common Stock, and 170,000 shares of Class B Common Stock, representing less than 1% of the issued and outstanding shares of Class B Common Stock, each such percentage calculated according to the information in the preceding paragraph.

Hilltop Investments, Inc., a corporation of which Robert R. Bennett, President, Chief Executive Officer and Director of the Reporting Person, is president, holds 1,000 shares of Class B Common Stock, representing less than 1% of the issued and outstanding shares of Class B Common Stock, calculated according to the information in the first paragraph of this Item 5(a).

Item 5(b) is hereby deleted and replaced in its entirety with the following:

(b) The Reporting Person has the sole power to vote or to direct the voting of and to dispose or direct the disposition of 13,483,089 shares of Class B Common Stock.  Dr. Malone has sole voting and dispositive power over the Common Stock and Class B Common Stock held by the Malone Family Foundation.  Mr. Bennett shares voting and dispositive power over the Class B Common Stock held by Hilltop Investments, Inc. with his spouse.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented to include the following:
2004 Registration Rights Agreement

Liberty, Liberty IDTel, Liberty TPM and Microwave Holdings (collectively, the “Stockholders”), and the Issuer are parties to a Registration Rights Agreement, dated as of March 3, 2004 (the “2004 Registration Rights Agreement”).  The 2004 Registration Rights Agreement provides the Stockholders with, among other things, certain rights to require the Issuer to register for resale under the Securities Act of 1933, as amended, up to 3,222,786 shares of Class B Common Stock issued to the Stockholders pursuant to the Merger Agreement and the Exchange Agreement.

Lockup Agreement

The Stockholders and the Issuer are also parties to a letter agreement, dated as of February 10, 2004 (the “Lockup Agreement”), pursuant to which the Stockholders agreed not to offer, sell, contract to sell or otherwise dispose of and transfer title to any of the 3,222,786 shares of Class B Common Stock acquired pursuant to the Merger Agreement or the Exchange Agreement, during the period (the “Lockup Period”) commencing on the Closing Date and ending on the earlier of (i) the 18-month anniversary of the Closing Date or (ii) September 30, 2005, without the prior written consent of the Issuer (which consent shall not be unreasonably withheld), subject to certain exceptions.

Termination Agreement

As described in Item 3 of the Original Statement, the Subscription Agreement, dated as of March 24, 2000, and as thereafter amended, between the Reporting Person and the Issuer entitled the Reporting Person to, in certain circumstances, designate one person (the “Liberty Designee”) for election to the board of directors of the Issuer.  In connection with the Subscription Agreement, the Reporting Person and Howard S. Jonas, a principal stockholder of the Issuer, entered into the Voting Agreement as described in Item 6 of the Original Statement, pursuant to which, among other things, Mr. Jonas agreed to vote his shares of Common Stock and Class A Common Stock in favor of election of the Liberty Designee.  In connection with the Merger Agreement and the Exchange Agreement, the Reporting Person, the Issuer and Mr. Jonas entered into a Termination Agreement, dated as of March 3, 2004 (the “Termination Agreement”), whereby the Reporting

Person and the Issuer terminated their respective rights and obligations with respect to the Liberty Designee as provided in the Subscription Agreement, and the Reporting Person and Mr. Jonas terminated the Voting Agreement in its entirety.

The foregoing description of the 2004 Registration Rights Agreement, the Lockup Agreement and the Termination Agreement is qualified in its entirety by reference to the full text of each such document, copies of which are filed as Exhibits to this Second Amendment, and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and supplemented by adding the following:

7(m)        Agreement and Plan of Merger, dated as of February 10, 2004, among Liberty Media Corporation, Liberty IDTC Holdings, Inc., Liberty IDTC Holdings 2, Inc., Liberty IDTC Holdings 3, Inc., and IDT Corporation and IDTI Holdings, LLC

7(n) Stock Exchange Agreement, dated as of February 10, 2004, between Liberty IDTel, Inc. and IDT Corporation
7(o) Registration Rights Agreement, dated as of March 3, 2004, among IDT Corporation, Liberty Media Corporation, Liberty IDTel, Inc., Liberty TP Management, Inc. and Microwave Holdings, L.L.C.
7(p) Lockup Letter Agreement, dated as of February 10, 2004, among IDT Corporation, Liberty Media Corporation, Liberty IDTel, Inc., Liberty TP Management, Inc. and Microwave Holdings, L.L.C.
7(q) Termination Agreement, dated as of March 3, 2004, among IDT Corporation, Liberty Media Corporation and Howard S. Jonas

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2004

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
Name:	Charles Y. Tanabe
Title:	Senior Vice President, General Counsel and Secretary

Exhibit Index

Exhibit	Description
7(m)

Agreement and Plan of Merger, dated as of February 10, 2004, among Liberty Media Corporation, Liberty IDTC Holdings, Inc., Liberty IDTC Holdings 2, Inc., Liberty IDTC Holdings 3, Inc., and IDT Corporation and IDTI Holdings, LLC

7(n)	Stock Exchange Agreement, dated as of February 10, 2004, between Liberty IDTel, Inc. and IDT Corporation

7(o)	Registration Rights Agreement, dated as of March 3, 2004, among IDT Corporation, Liberty Media Corporation, Liberty IDTel, Inc., Liberty TP Management, Inc. and Microwave Holdings, L.L.C.

7(p)	Lockup Letter Agreement, dated as of February 10, 2004, among IDT Corporation, Liberty Media Corporation, Liberty IDTel, Inc., Liberty TP Management, Inc. and Microwave Holdings, L.L.C.

7(q)	Termination Agreement, dated as of March 3, 2004, among IDT Corporation, Liberty Media Corporation and Howard S. Jonas

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gary S. Howard	Director of Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski	Senior Vice President of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty